

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

May 11, 2021

<u>VIA EMAIL</u>

Mr. Michael Treisman
General Counsel
Bain Capital Credit, LP
200 Clarendon Street, 37th Floor
Boston, MA 02116

Mr. Terrence O. Davis
Greenberg Traurig, LLP
Terminus 200
3333 Piedmont Road, NE, Suite 250
Atlanta, GA 30305

Re: <u>Bain Capital Specialty Finance, Inc., et al.</u>, File No. 812-14766

Dear Messrs. Treisman and Davis:

By Form APP-WD/A filed with the Securities and Exchange Commission on May 10, 2021, you requested that the above-captioned amended application filed on April 13, 2021 under the Investment Company Act of 1940 be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Holly Hunter-Ceci

Holly Hunter-Ceci
Assistant Chief Counsel

cc: David Nicolardi, Branch Chief
       Elizabeth G. Miller, Senior Counsel

       Richard Horowitz, Esq.